Cresco Labs	Exhibit 99.3

Cresco Labs Reports Consistent Profitability Improvement with Second Quarter 2024 Financial Results
Over 800 basis point year over year improvement in Adjusted EBITDA Margin1
CHICAGO – August 8, 2024 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the second quarter ended June 30, 2024. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
Second Quarter 2024 Highlights
•Second quarter revenue of $184 million.
•Gross profit of $95 million. Adjusted gross profit1 of $97 million up 4% year-over-year; and an Adjusted gross margin1 of 52% of revenue, a 570 bps improvement.
•SG&A of $54 million. Reduced Adjusted SG&A1 by 14% year-over-year to $53 million, or 29% of revenue.
•Net loss of $51 million which includes a one-time $61 million charge in the quarter related to the Company’s new tax position, as further described below.
•Second quarter Adjusted EBITDA1 of $54 million, up 33% year-over-year; and Adjusted EBITDA margin1 of 29%, an 880 bps improvement.
•Second quarter operating cash flow of $17 million and Free Cash Flow1 of $11 million.
•Retained the No. 1 share position in Illinois, Pennsylvania and Massachusetts2.
Management Commentary
“Our Q2 results demonstrate the sustainability of the improvements we’ve made to the business over the past year with $184 million in revenue at a 29% Adjusted EBITDA margin1. It is clear our strategy is working; we are creating the brands consumers love and delivering best-in-class retail operations through Sunnyside. So far this year we’ve generated over twice as much operating cash flow than the first half of last year and we are putting it to work strengthening our balance sheet, investing in our core growth states with adult-use optionality, and exploring accretive, incremental M&A and other business opportunities.
We are seeing growing momentum in the industry. The DEA’s comment period on rescheduling recently closed, with 92% of over 40,000 comments submitted in overwhelming support for reclassifying cannabis as a Schedule III substance or declassifying cannabis entirely. Recent polls also show energy swelling around Florida’s Amendment 3 initiative to legalize adult-use.
As the pace of reform challenges even the most patient of us, it’s important for all stakeholders to remember that cannabis reform consistently polls higher than any candidate in any election, and the public has made it clear that it’s time for change. Reform is imminent and we are ready,” said Charles Bachtell, CEO of Cresco Labs.
1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to BDSA.

Cresco Labs	Exhibit 99.3

Balance Sheet, Liquidity and Other Financial Information
•As of June 30, 2024, current assets were $273 million, including cash, cash equivalents and restricted cash of $116 million. The Company had senior secured term loan debt, net of discount and issuance costs, of $388 million and a mortgage loan, net of discount and issuance costs of $18 million.
•Total shares on a fully converted basis to Subordinate Voting Shares were 476,491,770 as of June 30, 2024.
•The Company, in consultation with its tax advisors, has determined that IRS Section 280E is not applicable to its business and intends to update its tax position going forward to file as a normal business. As a result of the revised tax position:
◦the Company expects to recognize an estimated cash savings of $65 million in 2024 with similar impacts on a percentage basis anticipated in future years. A corresponding uncertain tax position will be booked to reflect the risk of a challenge to the tax savings generated by the change in filing position;
◦the Company should recognize cash tax benefits over time, thereby reducing its tax liability and offsetting the $61 million charge. The Company expects the cash savings to mirror the cash outlay for a net neutral impact in every period; and
◦upon the approval of cannabis being moved to a Schedule III substance, the Company expects a reduction in income tax expense and an increase in deferred tax asset, effectively offsetting the $61 million charge and tax receivable agreement liability.
Conference Call and Webcast
The Company will host a conference call and webcast to discuss its financial results on Thursday, August 8, 2024, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-800-715-9871 (US Toll Free) or 1-646-307-1963 (US Local), providing access code 9627744. Archived access to the webcast will be available for one year on Cresco Labs’ investor website.
Consolidated Financial Statements
The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended June 30, 2024. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited condensed interim consolidated financial statements for the quarter ended June 30, 2024, on SEDAR+ and EDGAR on or about August 8, 2024. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+ and EDGAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2023, previously filed on SEDAR+ and EDGAR.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.

Cresco Labs	Exhibit 99.3

Non-GAAP Financial Measures
This release reports its financial results in accordance with U.S. GAAP and includes certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation and amortization (“EBITDA”); Adjusted EBITDA; Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general and administrative expenses (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company defines these non-GAAP financial measures as follows: EBITDA as net loss (income) before interest, taxes, depreciation and amortization; Adjusted EBITDA as EBITDA less other income, net, adjustments for acquisition and non-core costs, impairment and share-based compensation; Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues, net; Adjusted gross profit as gross profit less adjustments for acquisition and non-core costs; Adjusted gross profit margin as Adjusted gross profit divided by revenues, net; Adjusted SG&A as SG&A less adjustments for acquisition and non-core costs; Adjusted SG&A margin as Adjusted SG&A divided by revenues, net; and Free Cash Flow as Net cash (used in) provided by operating activities less purchases of property and equipment and proceeds from tenant improvement allowances. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are

Cresco Labs	Exhibit 99.3

not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2023, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Cresco Labs Inc.
Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations
For the Three Months Ended June 30, 2024, March 31, 2024 and June 30, 2023

	For the Three Months Ended
($ in thousands)	June 30, 2024	March 31, 2024	June 30, 2023
Revenues, net	$184,356	$184,295	$197,887
Cost of goods sold	89,578	92,083	111,187
Gross profit	94,778	92,212	86,700
Gross profit %	51.4%	50.0%	43.8%
Operating expenses:
Selling, general and administrative	54,355	54,013	70,562
Share-based compensation	2,854	3,614	1,043
Depreciation and amortization	5,189	5,422	4,345
Impairment loss	—	—	21,502
Total operating expenses	62,398	63,049	97,452
Income (loss) from operations	32,380	29,163	(10,752)

Other (expense) income, net:
Interest expense, net	(13,813)	(14,071)	(19,176)
Other (expense) income, net	(59,508)	856	402
Total other expense, net	(73,321)	(13,215)	(18,774)
(Loss) income before income taxes	(40,941)	15,948	(29,526)
Income tax expense	(10,238)	(18,003)	(13,937)
Net loss[1]	$(51,179)	$(2,055)	$(43,463)
[1] Net loss includes amounts attributable to non-controlling interests.

Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended June 30, 2024, March 31, 2024 and June 30, 2023

	For the Three Months Ended
($ in thousands)	June 30, 2024	March 31, 2024	June 30, 2023
Revenues, net	$184,356	$184,295	$197,887
Cost of goods sold[1]	89,578	92,083	111,187
Gross profit	$94,778	$92,212	$86,700
Cost of goods sold adjustments for acquisition and other non-core costs	1,881	2,662	5,870
Adjusted gross profit (Non-GAAP)	$96,659	$94,874	$92,570
Adjusted gross profit % (Non-GAAP)	52.4%	51.5%	46.8%
[1] Production (cultivation, manufacturing and processing) costs related to products sold during the period.

Cresco Labs	Exhibit 99.3

Cresco Labs Inc.
Summarized Consolidated Statements of Financial Position
As of June 30, 2024 and December 31, 2023

($ in thousands)	June 30, 2024	December 31, 2023
	(unaudited)
Cash, cash equivalents and restricted cash	$115,950	$108,520
Other current assets	157,418	169,567
Property and equipment, net	358,244	368,308
Intangible assets, net	299,994	296,966
Goodwill	283,334	279,697
Other non-current assets	143,106	135,409
Total assets	$1,358,046	$1,358,467

Total current liabilities	$136,876	$200,242
Total non-current liabilities	846,662	730,158
Total shareholders’ equity	374,508	428,067
Total liabilities and shareholders’ equity	$1,358,046	$1,358,467

Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended June 30, 2024, March 31, 2024 and June 30, 2023

	For the Three Months Ended
($ in thousands)	June 30, 2024	March 31, 2024	June 30, 2023
Selling, general and administrative	$54,355	$54,013	$70,562
Adjustments for acquisition and other non-core costs	1,633	2,297	9,433
Adjusted SG&A (Non-GAAP)	$52,722	$51,716	$61,129
Adjusted SG&A % (Non-GAAP)	28.6%	28.1%	30.9%

Cresco Labs	Exhibit 99.3

Cresco Labs Inc.
Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended June 30, 2024, March 31, 2024 and June 30, 2023

	For the Three Months Ended
($ in thousands)	June 30, 2024	March 31, 2024	June 30, 2023
Net loss[1]	$(51,179)	$(2,055)	$(43,463)
Depreciation and amortization	14,930	15,331	14,002
Interest expense, net	13,813	14,071	19,176
Income tax expense	10,238	18,003	13,937
EBITDA (Non-GAAP)	$(12,198)	$45,350	$3,652

Other expense (income), net	59,508	(856)	(402)
Adjustments for acquisition and other non-core costs	3,129	4,470	13,522
Impairment loss	—	—	21,502
Share-based compensation	3,471	4,197	2,204
Adjusted EBITDA (Non-GAAP)	$53,910	$53,161	$40,478
[1] Net loss includes amounts attributable to non-controlling interests.

Cresco Labs Inc.
Unaudited Summarized Consolidated Statements of Cash Flows
For the Three Months Ended June 30, 2024, March 31, 2024 and June 30, 2023

	For the Three Months Ended
($ in thousands)	June 30, 2024	March 31, 2024	June 30, 2023
Net cash provided by operating activities	$17,160	$36,471	$17,973
Net cash used in investing activities	(10,270)	(5,677)	(14,050)
Net cash used in financing activities	(15,831)	(11,149)	(19,542)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(10)	(13)	(22)
Net change in cash and cash equivalents and restricted cash	$(8,951)	$19,632	$(15,641)
Cash and cash equivalents and restricted cash, beginning of period	128,152	108,520	90,452
Cash and cash equivalents and restricted cash, end of period	$119,201	$128,152	$74,811

Cresco Labs Inc.
Unaudited Reconciliation of Operating Cash Flow to Free Cash Flow (Non-GAAP)
For the Three Months Ended June 30, 2024, March 31, 2024 and June 30, 2023

	For the Three Months Ended
($ in thousands)	June 30, 2024	March 31, 2024	June 30, 2023
Net cash provided by operating activities	$17,160	$36,471	$17,973
Purchases of property and equipment	(6,434)	(3,782)	(17,569)
Proceeds from tenant improvement allowances	106	478	277
Free Cash Flow (Non-GAAP)	$10,832	$33,167	$681

Cresco Labs	Exhibit 99.3

Contacts
Media
Jason Erkes, Cresco Labs
Chief Communications Officer
press@crescolabs.com
312-953-2767
Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com